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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 17)*


                             Chrysler Corporation
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                               (Name of Issuer)


                        Common Stock, $1.00 par value
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                        (Title of Class of Securities)


                                  171196 10 8
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                                (CUSIP Number)



                             Stephen Fraidin, P.C.

                   Fried, Frank, Harris, Shriver & Jacobson

                              One New York Plaza

                           New York, New York 10004

                                (212) 859-8140
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                August 8, 1995
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).


                     *SEE INSTRUCTIONS BEFORE FILLING OUT



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         This Amendment No. 17 amends and supplements the Statement on
Schedule 13D (as previously amended, including pursuant to the Schedule 14D-1 and amendments thereto previously filed by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian (the "Schedule 13D")), relating to the common stock, par value $1.00 per share (the "Shares"), of Chrysler Corporation, a Delaware corporation (the "Company"), previously filed by Mr. Kerkorian, Tracinda Corporation, Mr. Lee Iacocca, and Mr. Alfred Boyer. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     1. Item 3 of the Schedule 13D is hereby amended to add the following information:

                                    *  *  *

             Item 3. Source and Amount of Funds or Other Consideration.
                     -------------------------------------------------

     On August 4, 1995, Mr. Kerkorian entered into a Credit Agreement with Swiss Bank Corporation, New York Branch, pursuant to which Mr. Kerkorian may borrow up to $100,000,000 for the purpose of purchasing Shares of the Company. A copy of the Credit Agreement is attached as an exhibit to this Amendment No. 17 to the
Schedule 13D and is incorporated herein by reference.





     2. Items 4 "Purpose of Transaction" and 6 "Contracts, Arrangements,
                 ----------------------         -----------------------
Understandings or Relationships with Respect to Securities of the Issuer" of the
------------------------------------------------------------------------
Schedule 13D are hereby amended to add the following information:

                                     * * *

     On August 4, 1995, Mr. Kerkorian entered into the Credit Agreement with Swiss Bank Corporation, New York Branch, a copy of which is attached as an exhibit to this Amendment No. 17 to the Schedule 13D and is incorporated herein by reference.


     On August 8, 1995, the Commissioner of Insurance of the State of Michigan issued the Orders, copies of which are attached as exhibits to this Amendment 17 to the Schedule 13D and are incorporated herein by reference.



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     3. Item 7 of the Schedule 13D is hereby amended to add the following information:

                                     * * *

             Item 7. Material to be Filed as Exhibits
                     --------------------------------


     (1) Credit Agreement, dated as of August 4, 1995, between Kirk Kerkorian and Swiss Bank Corporation, New York Branch.

     (2) Second Order issued by the Commissioner of Insurance of the State of Michigan, dated August 8, 1995.

     (3) Third Order issued by the Commissioner of Insurance of the State of Michigan, dated August 8, 1995.

     5. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         TRACINDA CORPORATION



                                         By:  /s/ Anthony L. Mandekic
                                              --------------------------
                                              Name: Anthony L. Mandekic
                                              Title: Secretary/Treasurer






Dated: August 8, 1995